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JUL 12 2019
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19008902

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SEC FILE NUMBER
8-69926

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE FORBES SECURITIES GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8480 E ORCHARD RD, SUITE 2400
(No. and Street)

GREENWOOD VILLAGE	CO	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana R. Carter / 813-442-1645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Ste 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert Forbes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE FORBES SECURITIES GROUP LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET PCHALEK
Notary Public - State of Colorado
Notary ID 20064002919
My Commission Expires Jan 23, 2022

Signature

President

Title

Notary Public Janet Pchalek

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE FORBES SECURITIES GROUP LLC

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
The Forbes Securities Group LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Forbes Securities Group LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as The Forbes Securities Group LLC's auditor since 2017.

Denver, Colorado
February 22, 2019

THE FORBES SECURITIES GROUP LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Current assets:		
Cash	$	519,240
Total current assets		519,240
Other assets:		
Prepaid expenses		778
Total other assets		778
	$	520,018
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	255,007
Total current liabilities		255,007
Member's Equity		265,011
Total member's equity		265,011
	$	520,018

The accompanying notes are an integral part of this statement.

THE FORBES SECURITIES GROUP LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

REVENUES:		
Sellside Transactions	$	3,400,000
Total revenues		3,400,000
EXPENSES:		
Salaries and wages		2,588,321
Regulatory fees and expenses		11,218
Occupancy and equipment		44,581
Communication and data processing		9,767
Research		8,872
Professional fees		50,731
Office expenses		13,060
Insurance		12,740
Other operating expenses		37,149
Total expenses		2,776,439
NET INCOME	$	623,561

The accompanying notes are an integral part of this statement.

THE FORBES SECURITIES GROUP LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2018

BALANCES, December 31, 2017	**$**	**9,450**
Contributions		42,000
Distributions		(410,000)
Net Income		623,561
BALANCES, December 31, 2018	**$**	**265,011**

The accompanying notes are an integral part of this statement.

THE FORBES SECURITIES GROUP LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	623,561
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		847
Accounts payable and accrued expenses		250,823
Net cash provided by operating activities		875,231
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash contributed by member		42,000
Cash distributed to member		(410,000)
Net cash used by financing activities		(368,000)
NET CHANGE IN CASH		507,231
CASH, beginning of year		12,009
CASH, end of year	$	519,240

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

The Forbes Securities Group LLC, (the "Company") was formed as a Colorado LLC on February 1, 2017 and operates as a securities capital acquisition broker dealing in advisement and services related to Mergers and Acquisitions and Private Placements. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC").

Clearing Agreement

The Company under Rule 15c3-3(k)(2)(i) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not have customer accounts. Accordingly, a special Account for the Exclusive benefits of customers is not maintained.

Revenue Recognition

The Company records advisory revenue when earned in accordance with an executed engagement agreement. The Company records revenue from the transfer of securities related to Mergers and Acquisitions and Private Placements when earned in accordance with an executed engagement agreement. Other revenue is recognized when earned.

Depreciation

The Company provides for depreciation of computers and equipment on a straight-line basis over the estimated lives of the related assets ranging from 3 to 7 years.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a multi-member limited liability company and is not subject to federal and state income taxes: its income and deductions are included with those of the owners.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable tax authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file more income tax returns in various U.S. states. The Company is not subject to income tax returns examinations by major taxing authorities for the years before 2017 (year of inception). The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax payable, if asserted. No interest expense or penalties have been recognized as of and for the year ended December 31, 2018.

Valuation of Securities

The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Valuation of Securities (concluded)

that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company did not hold any securities as of December 31, 2018.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $264,233, and $17,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .965 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company entered into an expense allocation agreement with Forbes Business Investments, Inc., dba The Forbes M+A Group ("FMA"), an affiliate under common ownership, whereby the Company shall be responsible for paying its share of the allocated expenses incurred by FMA in support of the operations of the Company. These expenses generally consist of rent, insurance, support labor, office supplies and other general and administrative services. For the year ended December 31, 2018, total allocated expenses from FMA to the Company were $763,053.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (concluded)

At December 31, 2018, the payable due to FMA in connection with these services totaled $40,377.

Forbes Business Investments, Inc., dba The Forbes M+A Group and The Forbes Securities Group, LLC are related through common ownership.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at time, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2018, the Company exceeded the federally insured limit by $269,240.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered capital acquisition broker. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonable determinable. In the opinion of management, there are no outstanding matters at December 31, 2018 requiring contingent loss recognition.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE 7 - NEW ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), which requires lessees to recognize on the balance sheet a right-of-use asset and a lease liability for most lease arrangements with a term greater than one year. The new standard also requires new disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. ASU 2016-02 is effective for public companies for fiscal years beginning after December 15, 2018. Early adoption is permitted. The amendments in this update should be applied using a modified retrospective approach. The Company is evaluating the impact of the provisions of ASU 2016-02 on its financial statements.

SUPPLEMENTARY INFORMATION

THE FORBES SECURITIES GROUP LLC

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	265,011
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		265,011
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Accounts receivable		-
Other current assets		778
Other deductions and/or charges		-
Other additions and/or credits		-
Net capital before haircuts on securities positions		264,233
Net capital	$	264,233
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	17,000
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement (greater of above)		17,000
Excess net capital	$	247,232
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer	$	243,832
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	255,007
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	255,007
Percentage of aggregate indebtedness to net capital		96.51%

THE FORBES SECURITIES GROUP LLC

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING
DECEMBER 31, 2018

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	478,502
Adjustments:		
Increase in expenses		(214,269)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**264,233**

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
The Forbes Securities Group LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) The Forbes Securities Group LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
February 22, 2019

THE FORBES SECURITIES GROUP, LLC

EXEMPTION REPORT

To Whom It May Concern,

To the best knowledge and belief of **THE FORBES SECURITIES GROUP, LLC.** (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(i) for the fiscal year ended December 31, 2018. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of The Forbes Securities Group LLC"

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Robert Forbes
Owner